Fax



RECEIVED
2005 FEB 22 A 9:
OFFICE OF INT
CORPORATE

Direct
Direct

05005894

To:	Securities and Exchange Commission	Fax (to):	001 202 942 9624
From:	Kerin Williams	Date:	7 February 2005
Pages:	5		
Subject:	Liberty International PLC Exemption pursuant to Rule 12g 3-2(b) Under the Securities Exchange Act of 1934 File No. 82-34722		

SUPPL

Please find attached announcements that were made on the London Stock Exchange yesterday and today.

Regards



Kerin Williams
Deputy Company Secretary

PROCESSED
FEB 23 2005
THOMSON
FINANCIAL

LIBERTY INTERNATIONAL PLC 40 BROADWAY LONDON SW1 0BU
TELEPHONE: 020 7960 1200 FACSIMILE: 020 7960 1333 www.liberty-international.co.uk


LIBERTY
INTERNATIONAL

February 2005, 7

Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street, NW
Washington, DC 20549

Re: Liberty International PLC
Exemption Pursuant to Rule 12g3-2(b) Under the Securities Exchange Act of 1934
<u>File No. 82-34722</u>

Ladies and Gentlemen:

On behalf of Liberty International PLC, a company incorporated under the laws of England and Wales (the "Company"), a "foreign private issuer" exempt from the registration and reporting requirements set forth in Section 12(g) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), pursuant to the exemption order issued on June 11, 2003 (file no. 82-34722) pursuant to Rule 12g3-2(b) under the Exchange Act, we herewith submit the document: "Appointment of Directors".

Should you have any questions concerning the foregoing or require any additional information, please do not hesitate to contact Kerin Williams at +44 (0) 20 7887 7108.

Yours faithfully,



Kerin Williams
Deputy Company Secretary
Fax : +44 (0) 20 7887 0001
Enclosures

cc: Susan Folger, Liberty International PLC
William H. Gump, Esq.

File No. 82-34722

7 February 2005

LIBERTY INTERNATIONAL PLC

APPOINTMENT OF DIRECTORS

Liberty International PLC ("Liberty International") today announces the Board appointment of two executive directors, Kay Chaldecott and Richard Cable, and two non-executive directors, Sir Robert Finch and Ian Henderson.

Kay Chaldecott and Richard Cable have 20 and 17 years experience with the group and are respectively asset management director and development director of Capital Shopping Centres ("CSC"), having been appointed to the CSC Board in 2000. They have spent their working careers with the group, are both steeped in the regional shopping centre industry and have an enormous contribution to make as executive directors to the group's continued expansion.

Sir Robert Finch is the immediate past Lord Mayor of London and former head of the property department at leading City law firm, Linklaters, where he remains a partner.

Ian Henderson, CBE, is the former chief executive of the UK's largest property company, Land Securities Group PLC.

Donald Gordon, Chairman, commented: "We are delighted to be able to announce simultaneously both a significant strengthening of our executive management team under David Fischel, Chief Executive, and the addition to our Board as non-executives of two such respected practitioners in the UK property industry as Sir Robert Finch and Ian Henderson, who bring vast expertise and broad understanding of the property industry, its participants and the wider City of London.

My intention remains to retire as Chairman at the end of June 2005 when I reach my 75th birthday but I look forward to continuing my association with the company, in which my family has a substantial 22 per cent shareholding, as the Board has invited me to accept the appointment of President for Life on my retirement and to act in an advisory capacity. We anticipate announcing my successor as Chairman in the second quarter of 2005, sufficiently far in advance of my retirement to ensure an orderly handover."

Sir Robert Finch has an interest in 5,712 ordinary shares of Liberty International PLC. Kay Chaldecott has an interest in 2,375 ordinary shares of Liberty International PLC. In addition, a total of 17,189 shares are held on her behalf under the Company's employee share schemes, and she also has outstanding options over 199,141 ordinary shares. A total of 17,034 shares are held on behalf of Richard Cable under the Company's employee share schemes, and he has outstanding options over 199,141 ordinary shares.
There is no additional information regarding any of the four new directors which falls to be disclosed under the UKLA Listing Rules.

Additional biographical details on the four directors and details of the composition of Liberty International's Board are attached to this press release.

Enquiries

Liberty International PLC		
David Fischel	Chief Executive	+44 (0)20 7960 1207
Public Relations:		
UK: Michael Sandler	Hudson Sandler	+44 (0)20 7796 4133
SA: Matthew Gregorowski (UK)	College Hill Associates	+44 (0)20 7457 2020
Nicholas Williams (SA)	College Hill Associates	+27 (0)11 447 3030

Further Information

Biographical details of the four directors

Kay Chaldecott, MRICS, (42) is the director responsible for asset management of the nine shopping centres in Capital Shopping Centres' portfolio. Kay has an in-depth knowledge of the shopping centre industry. She joined Capital & Counties in 1984, transferring to Capital Shopping Centres on flotation in 1994. She initially had responsibility for the centres in the south east of England, but in 2000 became a director of Capital Shopping Centres and took overall responsibility for the management and letting of the whole portfolio. She has had an input into the development and refurbishment of many of the company's schemes, including the development of the most recently opened centre, The Chimes, Uxbridge, and refurbishment of our flagship centre Lakeside,

Richard Cable, MRICS, (45) joined the group in 1988 and was appointed a director of Capital Shopping Centres in 2000. He is responsible for the company's extensive development programme which includes proposals for Cardiff, Oxford and Norwich as well as Braehead Phase 2, and led the recently successfully completed New Red Mall at MetroCentre. Richard is also a board member of the British Council of Shopping Centres.

Sir Robert Finch (60) qualified as a solicitor in 1969 when he joined Linklaters and was elected a partner in 1974 and head of Real Estate in 1997 until he stepped down to assume civic appointment (ending in November 2004). He was elected Alderman of the City of London in 1992, Sheriff in 1999 and served as Lord Mayor of London in 2003/4. Amongst other positions, he was appointed a Church Commissioner in 2000. He was appointed Knight Bachelor in the New Year's Honours List 2004/5 for services to the City of London.

Ian Henderson CBE (61) was Chief Executive of Land Securities Group PLC from December 1997 until July 2004, having joined the company in 1971 and been appointed to the Board in 1987. He has been widely involved in industry matters, including being a Past President of the British Property Federation, and, amongst other appointments, is Vice-Chairman of the Board of Management of Central and Cecil Housing Trust.

Liberty International Board Composition

Following these appointments, Liberty International's Board, which is chaired by Donald Gordon, has 6 executive directors, David Fischel (Chief Executive), Aidan Smith (Finance Director), John Abel (Managing Director, CSC), John Saggers (Managing Director, Capital & Counties), Kay Chaldecott and Richard Cable, and 9 non-executives, David Bramson, Robin Buchanan, Patrick Burgess, Sir Robert Finch, Graeme Gordon, Ian Henderson, Lesley James, Michael Rapp and Rob Rowley.

Fax



Direct Line: 020 7887 7108
Direct Fax:020 7887 0001

To:	Securities and Exchange Commission	**Fax (to):**	001 202 942 9624
From:	Kerin Williams	**Date:**	9 February 2005
Pages:	49		

Subject: Liberty International PLC

Exemption pursuant to Rule 12g 3-2(b) Under the Securities Exchange Act of 1934

File No. 82-34722

Please find attached announcements that were made on the London Stock Exchange yesterday and today. The Preliminary results will also be posted to the SEC.

Regards



Kerin Williams
Deputy Company Secretary


LIBERTY
INTERNATIONAL

By fax and post

February 2005, 9

Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street, NW
Washington, DC 20549

Re: Liberty International PLC
Exemption Pursuant to Rule 12g3-2(b) Under the Securities Exchange Act of 1934
File No. 82-34722

Ladies and Gentlemen:

On behalf of Liberty International PLC, a company incorporated under the laws of England and Wales (the "Company"), a "foreign private issuer" exempt from the registration and reporting requirements set forth in Section 12(g) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), pursuant to the exemption order issued on June 11, 2003 (file no. 82-34722) pursuant to Rule 12g3-2(b) under the Exchange Act, we herewith submit the documents: "Notification of Major Interests in Shares" and "2004 Preliminary Announcement."

Should you have any questions concerning the foregoing or require any additional information, please do not hesitate to contact Kerin Williams at +44 (0) 20 7887 7108.

Yours faithfully,



Kerin Williams
Deputy Company Secretary
Fax : +44 (0) 20 7887 0001
Enclosures

cc: Susan Folger, Liberty International PLC
William H. Gump, Esq.

File No. 82-34722

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

All relevant boxes should be completed in block capital letters.

1. Name of company	2. Name of shareholder having a major interest
LIBERTY INTERNATIONAL PLC	LIBERTY GROUP LIMITED

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18	4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them
MATERIAL INTEREST OF THE SHAREHOLDER NAMED IN 2 ABOVE	LIBERTY GROUP LIMITED 14,378,688 LIBERTY ACTIVE 424,000

5. Number of shares acquired since last notification	6. Percentage of issued class	7. Number of shares/amount of stock disposed since last notification	8. Percentage of issued class
		1,623,314	0.50%

9. Class of security	10. Date of transaction	11. Date company informed
ORDINARY SHARES OF 50 PENCE	NOT PROVIDED	07/02/05

12. Total holding following this notification	13. Total percentage holding of issued class following this notification
14,802,688 ORDINARY SHARES	4.60%

14. Any additional information	15. Name of contact and telephone number for queries
	KERIN WILLIAMS 020 7887 7108

16. Name and signature of authorised company official responsible for making this notification
Kerin Williams Deputy Company Secretary
Date of notification 08 February 2005

File No. 82-34722

LIBERTY INTERNATIONAL PLC
2004 PRELIMINARY ANNOUNCEMENT

9 FEBRUARY 2005

Contents

This document contains:

Chairman's Comment on Preliminary Results

Donald Gordon, Chairman of Liberty International, commented:

"2004 ranks as one of Liberty International's most active and successful years since its incorporation 25 years ago in 1980, with strong financial results and the completion of a record number of important projects and transactions which have considerably enhanced the positive momentum of the business. We have developed a powerful market position in the UK regional shopping centre industry and are determined to extend our excellent track record of growth.

I am highly confident in Liberty International's exceptional long-term prospects given the quality of its people, its ongoing leadership, its irreplaceable physical assets and the exciting prospects and challenges of our chosen industry in which Liberty International is the prime player in the UK. It is also extremely gratifying that both the London and Johannesburg stock markets have reacted positively to the company's momentum by recording the highest overall yearly improvement of our share price since our incorporation in 1980."

Further Information

Liberty International PLC is today making a presentation to property analysts in London. The full text of this presentation, which does not form part of the Preliminary Announcement, is available today on Liberty International PLC's website at www.liberty-international.co.uk.

Enquiries:

Liberty International PLC:

David Fischel	Chief Executive	+44 (0)20 7960 1207
Aidan Smith	Finance Director	+44 (0)20 7960 1210

Public relations:

UK:	Michael Sandler, Hudson Sandler	+44 (0)20 7796 4133
SA:	Matthew Gregorowski, College Hill Associates	+44 (0)20 7457 2020
	Nicholas Williams, College Hill Associates	+27 (0)11 447 3030

DIVIDENDS

The Directors of Liberty International PLC have proposed a final ordinary dividend per share of 14.1p (2003 – 13.25p) to bring the total ordinary dividend per share for the year to 26.5p (2003 – 25.0p).

The following are the salient dates for the payment of the final dividend:

22 March 2005	Sterling/Rand exchange rate struck.
4 April 2005	Ordinary shares listed ex-dividend on the JSE Securities Exchange South Africa.
6 April 2005	Ordinary shares listed ex-dividend on the London Stock Exchange.
8 April 2005	Record date for final dividend in London and Johannesburg.
21 April 2005	**Dividend payment day for shareholders**
	(Note: Payment to ADR holders will be made on 2 May 2005).

South African shareholders should note that, in accordance with the requirements of STRATE, the last day to trade cum-dividend will be 1 April 2005. No dematerialisation or rematerialisation of shares will be possible from 4 April to 8 April inclusive.

No transfers between the UK and South African registers may take place from 19 March to 10 April inclusive.

LIBERTY INTERNATIONAL PLC

PRELIMINARY RESULTS FOR THE YEAR ENDED 31 DECEMBER 2004

HIGHLIGHTS

- **Financial Highlights**

	Increase	2004	2003	
Investment properties (including share of joint ventures) at market values	12.0%	£5,341m	£4,768m	
Shareholders' funds	13.5%	£3,244m	£2,859m	**
Net debt (including share of joint ventures)	0.3%	£1,923m	£1,917m	
Net assets per share (diluted, adjusted*)	12.3%	1017p	906p	
Diluted number of shares (for NAV)		352.1m	351.8m	
Operating profit (including share of joint ventures)	3.9%	£245.2m	£235.9m	
Profit before tax including exceptional items	43.9%	£158.3m	£110.0m	
Net exceptional profits		£42.6m	£5.8m	
Profit before tax and exceptionals	11.0%	£115.7m	£104.2m	
Earnings per share before exceptionals (adjusted*)	5.7%	29.02p	27.45p	
Earnings per share (unadjusted)	49.8%	39.32p	26.25p	
Dividends per ordinary share	6.0%	26.5p	25.0p	
Weighted average number of shares (for EPS)		317.0m	306.9m	

* Adjusted for deferred tax relating to capital allowances (see note 13 to preliminary results). Unless otherwise stated, references in the preliminary results to earnings per share are to earnings per share before exceptional items (adjusted); and to net assets per share are to net assets per share (diluted, adjusted).

** *Restated for the effect of change of accounting policy in respect of shares held by an Employee Share Ownership Plan Trust*

Notional acquisition costs including stamp duty deducted by the valuers in arriving at the market values of investment properties amount in aggregate to £170 million (2003 - £156 million), equivalent to 48p per Liberty International share (2003 – 44p). These notional costs assume assets are sold individually on the open market and take no account of the structures through which the assets are held. In the case of a going concern and listed company such as Liberty International, the purchase and sale of shares is the predominant mode of exchange of value for shareholders rather than the sale of each underlying individual property. If these notional acquisition costs were added back, shareholders' funds would increase to £3,414 million (2003 - £3,015 million) and net assets per share (diluted, adjusted) would increase from 1017p (2003 – 906p) to 1065p (2003 – 950p).

- **Revaluation surplus for the year on completed investment properties**

	Market Value 31 December 2004	Revaluation surplus Year ended 31 December 2004	
	£m	£m	
UK regional shopping centres	4,310	247	6.1%
US regional shopping centres and other retail	195	18	10.3%
Central London retail and offices	355	30	9.1%
Retail outside London	185	31	19.9%
Business space outside London	170	15	9.7%
US other commercial	47	2	5.4%
Completed investment properties	5,262	343	7.0%

  - Regional shopping centres amount to 82 per cent of aggregate investment properties and retail overall amounts to 92 per cent (2003 - 90 per cent)

- **Acquisitions and additions**

  - £221 million of investment property acquisitions:

	£m
Eldon Square, Newcastle (interest increased from 30% to 45%)	45
Potteries, Stoke-on-Trent (interest increased from 50% to 100%)	128
Plaza Escuela and others, USA	48
	221

  - Aggregate investment property additions, including development expenditure, amounted to £321 million in 2004.

- **Development programme**

  - £30 million Lakeside, Thurrock, refurbishment and enhancement completed in July 2004 on time and to budget with beneficial impact on trading

  - £85 million MetroCentre, Gateshead, Red Mall extension opened fully let in October 2004, restoring MetroCentre as Europe's largest covered shopping centre at 1.8 million sq.ft.

  - 510,000 sq.ft. Chapelfield, Norwich, development scheduled for Autumn 2005 opening with lettings agreed or solicitors instructed for 82 per cent of anticipated income. Project cost to CSC excluding residential element estimated at £260 million (of which £219 million remains to be paid)

  - Aggregate development programme of £1.3 billion, of which £350 million is committed, divided between regional shopping centres (£1,150 million) and other retail and commercial (£150 million)

- The programme includes major new regional shopping centre developments in Norwich, Cardiff and Oxford, together with Braehead (Phase 2) and substantial extensions to and additional investment in Eldon Square, Newcastle; The Harlequin, Watford, and other existing centres

- Other retail and commercial development programme includes King's Reach, Southwark, and 190 Strand, London

- **Disposals**

  - £285 million disposals of non-core assets:

	Disposal proceeds £m	Exceptional profits £m
Investment in Great Portland Estates	148.4	26.8
UK investment properties	71.0	11.5
USA – Ghirardelli Square	23.5	5.5
Other investments	41.7	2.2
	284.6	46.0

- **Financial Strength**

  - Debt to assets ratio reduced from 39 per cent to 36 per cent with aggregate net borrowings virtually unchanged at £1.92 billion

  - Cash balances of £438 million and committed facilities of £675 million, representing over £1.1 billion of available financial resources

- **Financial Record**

  - Total return (increase in net asset value plus dividends) of 15.2 per cent in 2004

  - Compound total return over past decade of 15.9 per cent per annum

  - The annual dividend has increased by a multiple of almost 6 times over 20 years from 4.55p per share in 1984 to 26.5p per share in 2004, with an unbroken growth record each year for the past decade.

Notes for Editors - Company Background

Liberty International is a major UK FTSE-100 listed property company, with shareholders' funds of £3.25 billion and property investments of over £5.3 billion, of which regional shopping centres amount to over 80 per cent.

The company is engaged in three principal activities:

- Capital Shopping Centres ("CSC"), the leading company in the UK regional shopping centre industry, owning Lakeside, Thurrock; MetroCentre, Gateshead; Braehead, Renfrew, Glasgow; and six major in-town regional centres. CSC has a substantial development programme, involving both new centres, in Norwich, Cardiff and Oxford, and extensions to existing centres;

- Capital & Counties, a successful retail and commercial property business, increasingly concentrated in Central London, the south-east of England and California, USA; and

- Investment activities, where Liberty International looks to use the substantial capital resources at its disposal to access profitable real estate-related financial market opportunities.

Liberty International aims to produce outstanding long-term returns for shareholders, through capital and income growth, with a relatively full dividend distribution policy from recurring income.

The group focusses on premier property assets, particularly shopping centres and other retail, which have high potential, scarcity value and require active management and creativity.

SUMMARY OF INVESTMENT PROPERTY VALUATIONS

	31 December 2004					31 December 2003		
	True equivalent yield(1)		Market Value	Revaluation surplus		Market Value	True equivalent yield(1)	
	%	%	£'m	£'m	%	£'m	%	%
Lakeside, Thurrock	5.37%	(5.40%)	1,075.2	76.1	7.6%	990.5	5.58%	(5.61%)
MetroCentre, Gateshead	5.43%	(5.74%)	875.0	17.8	2.1%	763.0	5.59%	(5.90%)
Braehead, Glasgow	5.68%	(5.75%)	580.6	42.5	7.9%	533.5	6.01%	(6.07%)
Other M25 centres	5.57%	(5.88%)	899.3	55.1	6.5%	842.0	5.78%	(6.09%)
Other centres	6.03%	(6.26%)	774.9	49.8	6.9%	550.8	6.34%	(6.62%)
Other properties	6.95%	(7.35%)	105.2	6.0	6.0%	98.7	7.39%	(7.77%)
UK regional shopping centres	5.62%	(5.82%)	4,310.2	247.3	6.1%	3,778.5	5.83%	(6.03%)
US regional shopping centres and other retail			194.9	18.1	10.3%	164.8		
UK other commercial properties:								
Central London retail and offices	6.94%	(7.23%)	354.8	29.7	9.1%	327.1	7.88%	(8.33%)
Retail outside London	6.60%	(6.84%)	184.4	30.6	19.9%	131.6	7.64%	(7.90%)
Business space outside London	7.40%	(7.79%)	169.9	15.0	9.7%	204.6	8.35%	(8.85%)
US other commercial properties			47.6	2.5	5.4%	36.4		
			5,261.8	343.2	7.0%	4,643.0		
UK regional shopping centre developments			58.5			104.6		

Other developments		21.0	20.3
Total investment properties		5,341.3	4,767.9
Held through joint ventures	(2)	(28.4)	(142.7)
Group investment properties		5,312.9	4,625.2

(1) Yield to a purchaser of the assets individually at Market Value after taking account of notional acquisition costs. The figure in brackets represents the yield earned by Liberty International on the asset at Market Value.

(2) Includes £5.8 million regional shopping centres and £22.6 million other commercial properties (31 December 2003 £122.8 million and £19.9 million respectively).

SUMMARY OF CAPITAL & COUNTIES COMPLETED INVESTMENT PROPERTY VALUATIONS

	Year ended 31 December 2004					Year ended 31 December 2003	
	Number of properties	Net property income £'m	Market Value £'m	Revaluation surplus £'m		Net property income £'m	Market Value £'m
Central London retail and offices	21	26.5	354.8	29.7	9.1%	24.6	327.1
Retail outside London	7	10.4	184.4	30.6	19.9%	8.5	131.6
Business space outside London	15	13.1	169.9	15.0	9.7%	14.1	204.6
Total United Kingdom investment properties	43	50.0	709.1	75.3	11.9%	47.2	663.3
United States (1)	10	14.9	242.5	20.6	9.3%	15.8	201.2
Total completed investment properties	53	64.9	951.6	95.9	11.2%	63.0	864.5

(1) Includes £0.9 million net property income and £9.1 million Market Value (2003 - £1.6 million and £9.8 million respectively) in respect of properties owned through joint ventures.

Properties by use:	**31 December 2004**			31 December 2003		
	Retail £'m	**Offices £'m**	**Total £'m**	Retail £'m	Offices £'m	Total £'m
Central London retail and offices	152.9	201.9	354.8	128.0	199.1	327.1
Retail outside London	184.4	-	184.4	131.6	-	131.6
Business space outside London	-	169.9	169.9	21.1	183.5	204.6
Total United Kingdom investment properties	337.3	371.8	709.1	280.7	382.6	663.3
United States	194.9	47.6	242.5	164.8	36.4	201.2
Total completed investment properties	532.2	419.4	951.6	445.5	419.0	864.5
Developments	5.4	15.6	21.0	-	20.3	20.3
Total investment properties	537.6	435.0	972.6	445.5	439.3	884.8
Held through joint ventures	-	(22.6)	(22.6)	-	(19.9)	(19.9)
Group investment properties	537.6	412.4	950.0	445.5	419.4	864.9

Chairman's Statement and Review of Operations

Introduction

2004 ranks as one of Liberty International's most active and successful years since its incorporation 25 years ago in 1980, with strong financial results and the completion of a record number of important projects and transactions which have considerably enhanced the positive momentum of the business.

In terms of underlying revenue performance, we have reported a further year of consistent growth with an 11 per cent increase in profit before tax and exceptionals to £115.7 million and an improvement in adjusted earnings per share of 6 per cent to 29p per share.

In terms of business activity, we invested over £220 million in strategic acquisitions, particularly by way of increasing our percentage interests in Eldon Square, Newcastle, and The Potteries, Stoke-on-Trent, two of our existing centres, each with considerable expansion potential. We also completed significant development and upgrading projects at our two largest shopping centres, Lakeside, Thurrock, and MetroCentre, Gateshead. Overall, we made considerable headway with our promising development programme, now amounting to around £1.3 billion, focussed primarily on new and existing regional shopping centres.

Furthermore, we took advantage of favourable property market conditions to raise £285 million from disposals of non-core assets, realising a substantial £46 million aggregate surplus over book value. Overall profit for the year before tax, including these surpluses as exceptional profits, amounted to £158.3 million.

Our financial position strengthened considerably, with the debt to assets ratio now reduced to 36 per cent, a level giving ample scope for business expansion, while our debt structure was improved by several favourable refinancing transactions. We ended the year with cash balances of £438 million and committed long-term facilities of £675 million, representing over £1.1 billion of available financial resources.

Finally, we have reported an overall revaluation surplus on our completed investment properties of £343 million (7.0 per cent) increasing our adjusted net asset value by 12.3 per cent from 906p to 1017p per share, giving a total return for the year of 15.2 per cent.

To the above adjusted net asset value per share of 1017p should be added a further 48p per share, reversing the deduction made by the valuers of notional purchasers' costs of £170 million. This deduction is not in our view valid for a going concern structure such as Liberty International, a listed property company, where purchase and sale of shares is the predominant mode of exchange of value for shareholders rather than sale of each underlying individual property incurring transfer costs.

Dividends

The directors are recommending a final ordinary dividend of 14.1p per share payable on 21 April 2005, bringing the full year's dividend to 26.5p per share, an increase of 6 per cent on 2004, continuing our unbroken track record over the last decade of annual dividend improvement. The Board of directors remains committed to a progressive and relatively full dividend policy which it believes represents a major attraction to long-term investors. Our annual dividend has increased by a multiple of almost 6 times over 20 years from 4.55p per share in 1984 to 26.5p per share in 2004.

Strategy

We concentrate through Capital Shopping Centres ('CSC') on premier regional shopping centres, where we have a unique market position in the UK with nine completed centres in total, six of which rank in the UK's top eighteen. We also have a further three centres at the development stage with a number of other projects under consideration. This business, which represented over 80 per cent of investment properties at 31 December 2004, is complemented by the other retail and commercial activities of Capital & Counties in the UK and USA, and, from time to time when suitable opportunities emerge, by related investment activities. Retail overall represented 92 per cent of investment properties at 31 December 2004 compared with 90 per cent a year ago.

Our regional shopping centre business continued to deliver the stable and consistent investment performance which makes the asset class attractive to long-term investors, while our non-shopping centre activities, with investment and trading properties passing the £1 billion mark, had a particularly successful year.

Our chosen strategy has proven its merit over the last decade by delivering a compound total return in terms of increase in net asset value plus dividend of around 16 per cent per annum, with capital appreciation providing the substantial part of the overall return.

Liberty International has a number of unique strengths:

- prime regional shopping centres seldom change hands in transparent open market situations and it is our belief that the valuation approach, as described under Property Valuations below, has resulted in market valuations which, when compared with other retail asset classes, would imply an unduly conservative net asset value per share

- an increasingly difficult UK planning environment increasing the scarcity value and investment attraction of our regional shopping centres

- a portfolio value substantially above the market value of the constituent individual assets, given the virtual impossibility of assembling such irreplaceable assets individually on the open market

- a balance between out-of-town centres (Lakeside, MetroCentre and Braehead) and city centre projects, all in major regional destinations

- a wide geographic spread across the UK including major UK cities such as Glasgow, Newcastle and Nottingham as well as locations in London and the South East of England

- an absolute commitment to quality which in our view underpins superior rental income growth prospects from long-term lease structures, typically with 10 or 15 year leases containing rent reviews every five years. The attractiveness of

the assets to retailers and shoppers, enhanced by our active management approach and capital investment programme, ensures they are very defensive and resilient in more difficult market conditions

- regional shopping centres with very limited fragmentation in ownership, enabling effective management control to be exercised. Following a number of transactions in recent years to acquire partners' interests, including two such transactions in 2004, we own 90 per cent or more of seven of our nine completed centres. Of our developments, Chapelfield, Norwich will be 100 per cent owned, while St Davids 2, Cardiff, and Westgate, Oxford, are 50:50 joint ventures, a pragmatic structure with which we are entirely familiar

- assets of an individual size sufficient to access substantial scale advantages in debt markets. As evidenced by the Lakeside transaction in 2004 and the MetroCentre transaction in early 2005, we can obtain overall borrowing terms which are considerably superior to those available to owners of smaller commercial assets or assets with fragmented ownership

- strong and extensive relationships with key retailers, aided by our extensive use of turnover-related leases which create a common interest in the success of our centres. These relationships give us access to development opportunities, enhance our understanding of the business and provide insights which enable us to better judge investment and development opportunities and effectively manage their risks

- a business of a size where we can create economies of scale in procurement and greater expertise in centre management, leading to lower levels of service charge to our tenants and better service overall

- a substantial development programme of £1.3 billion predominantly focussed on regional shopping centres which should bring meaningful benefits to shareholders as projects are completed. This programme largely concentrates on extensions of existing prime retail locations and therefore has an attractive risk profile and is of a size appropriate to maintain Liberty International's measured growth approach

- a financial position which enables the company to pursue acquisition opportunities, particularly where these fit in with our strategic ambitions to strengthen our market leadership in the UK regional shopping centre industry

- a successful but often under-recognised retail and commercial business in Capital & Counties, including a predominantly regional shopping centre and retail business in California, which is complementary to our UK shopping centre business and has produced excellent returns for shareholders

- a level of intellectual capital, experience and management skills within the organisation which ensures that the business as a whole is worth more than the market value of its individual assets

Property valuations

Of the overall £343 million (7.0 per cent) property revaluation surplus, CSC's completed regional shopping centres contributed £247 million (6.1 per cent), increasing in market value to an aggregate £4.3 billion, while the completed investment properties of Capital & Counties appreciated this year by an exceptional £96 million (11.2 per cent) to £952 million.

CSC's valuation increase was some two-thirds the result of a downward shift in equivalent yields applied by our valuers from 5.83 per cent to 5.62 per cent. Prime regional shopping centres such as ours now represent demonstrably better value than other retail asset classes which surprisingly benefited from a more pronounced yield shift in 2004. The balance of one-third of CSC's valuation surplus for the year, some £86 million, was attributable to an increase in rental values, mostly in the second half year.

The table set out below, based on figures supplied by one of our valuers, CB Richard Ellis, illustrates representative yields for the different retail asset classes at the beginning and end of 2004, showing the yield reductions in the year and the illustrative capital appreciation in 2004 due to shift in yield:

	Nominal Equivalent yield			Illustrative
	31 December 2003	31 December 2004	Yield reduction in 2004	capital appreciation in 2004 due to yield shift
	%	%	%	
Prime High Street Shops	5.0	4.5	(0.5)	11.1%
Prime Retail Warehouses	5.75	5.0	(0.75)	15.0%
Prime Shopping Centres	5.75	5.5	(0.25)	4.5%
Secondary Shopping Centres	7.0	6.25	(0.75)	12.0%

(Source: CB Richard Ellis)

Prime shopping centres, which in our view have superior rental income growth prospects, anomalously yield more than prime high street shops and retail warehouses according to the above table as at the end of 2004. Secondary shopping centres, which carry much greater risks and volatility, yield only 0.75 per cent more than prime shopping centres at the end of 2004, a margin which has narrowed significantly in recent years.

In fact, if Liberty International's shopping centres were valued in line with prime high street shops at a nominal equivalent yield of 4.5 per cent, our net asset value would increase by some £970 million (approximately 275p per Liberty International share).

Capital & Counties' UK investment properties increased in value by £75 million (11.9 per cent overall) to £709 million. The retail properties outside London increased by nearly 20 per cent, while Central London investments and Business Space outside London both showed strong gains of over 9 per cent. Overall true equivalent yield for Capital & Counties' UK properties fell from 7.97 per cent at December 2003 to a still attractive 6.94 per cent at December 2004.

The US investments of Capital & Counties performed similarly well with an overall increase of £21 million to £243 million, amounting to 9.2 per cent for the year or 11.5 per cent if assets purchased close to the year end are excluded. As in 2003, the Serramonte shopping centre was an outstanding performer, increasing in value by 14 per cent.

Net asset value per share

As we have previously advised shareholders of Liberty International, they should appreciate that, because they are holding their investment indirectly through shares in a listed property company, their shares would on disposal be acquired by a purchaser who would only pay 0.5 per cent stamp duty plus brokerage on the share transaction, rather than the full purchasers' costs of acquiring the assets individually in the property market (primarily 4 per cent stamp duty land tax where applicable and normal transfer costs including professional fees averaging around a further 1.2 per cent). These notional purchasers' costs were some £170 million in aggregate at 31 December 2004 and, if added back, would increase the net asset value by that amount, equivalent to 48p per Liberty International share, and would increase overall net asset value per share to 1065p.

The market values reported at 31 December 2004, as was the case with those reported at 31 December 2003, subtracted these notional purchasers' costs, in line with the RICS Appraisal and Valuation Standards which became mandatory from 1 May 2003. These Standards need urgent review as, in our view, these notional costs should not be relevant or taken into account as Liberty International is a going concern and has not earmarked its investment properties for disposal. Furthermore, the Standards give no recognition to the structures through which the assets are held which would substantially reduce the notional costs on a genuine disposal.

Financial position

We have always regarded the maintenance of financial strength as a pre-requisite for success in the property business and our financial ratios at 31 December 2004 are exceptionally robust.

We are favourably placed to pursue our substantial £1.3 billion development programme which represents an important source of future growth and brings the prospect of delivering superior performance for shareholders from the extra returns which well-judged development should bring.

Opportunistic acquisitions also represent an important source of added value and sustain the momentum of the business. Experience has demonstrated to us that a strong financial position with substantial liquidity often enables us to take advantage of investment opportunities on attractive terms as vendors prefer to deal with parties who have a track record of delivery and who can undertake transactions swiftly without needing any financing condition.

Notwithstanding the scale of our development programme, our financial position is such that we do not feel constrained from pursuing other opportunities where these fit our strategy of measured expansion in our chosen property market sectors.

Financing transactions

The attached Financial Review sets out in detail some of the major financing exercises which the group has undertaken recently, particularly the £650 million refinancing of Lakeside in 2004 and the £600 million refinancing of MetroCentre which has been launched and completed since the year end.

The substantial expansion of the commercial mortgage-backed securities (CMBS) market in the UK is proving a major benefit to Liberty International. Given the size and quality of our major assets, we can now access large sums of debt finance on extremely favourable margins from bond markets by creating asset-specific structures with debt instruments rated by external rating agencies. We estimate that the Lakeside and MetroCentre refinancing transactions will reduce our annual interest expense by some £6 million, confirming the decision we took some years ago to focus primarily on asset-specific non-recourse debt finance rather than corporate unsecured debt which now plays only a small part in our debt structure. In essence, the increasing liquidity in structured debt markets and consequential spread compression has created an additional source of value for owners of large and high quality assets such as Liberty International.

Capital Shopping Centres

2004 has proved to be another active year for Capital Shopping Centres ('CSC'). We completed the refurbishment at Lakeside in July and the Red Mall extension of

MetroCentre opened for trading in October. Towards the end of the year, we took advantage of opportunities to increase our interest in Eldon Square, Newcastle, from 30 per cent to 45 per cent and in The Potteries, Stoke-on-Trent from 50 per cent to a full 100 per cent ownership.

During 2004, our major shopping centres have continued to demonstrate their undoubted quality by the high levels of interest from retailers and support from shoppers. Through our active approach to management, we constantly refine the tenant mix in our centres to maintain their appeal to shoppers by providing the most attractive retail offer in a vibrant environment. During the year we have made 87 tenancy changes, producing additional annual rental income of some £3.3 million. The success of our management approach is demonstrated by the very low levels of voids, 11 shop units out of an aggregate of 1443 shops at the year end, an occupancy level of over 99 per cent.

The like-for-like growth in rental income in our centres in 2004 was £4.1 million, 2.3 per cent, in line with expectations in a year when a relatively small proportion of CSC's income benefited from rent reviews. However, income over the next few years is expected to benefit strongly from major rent review cycles. The first reviews since Braehead, Renfrew, Glasgow opened in 1999 are now being settled and further cycles commence in 2005 at Lakeside, Thurrock and, for the first time since opening, at The Chimes, Uxbridge. In 2006, rent reviews will focus on MetroCentre.

The trading climate for retailing during the first half of 2004 was generally favourable. Rising interest rates and the correction in the UK housing market inevitably had an effect on consumer spending which resulted in a lower increase in retail sales for the second six months. Our centres have maintained their market position with both Lakeside and MetroCentre benefiting from the capital investment referred to below while the more recently opened centres, Braehead and The Chimes, Uxbridge, continued to trade strongly.

Development activities in respect of completed shopping centres

A major focus for management is to strengthen our existing prime regional shopping centres by implementing refreshment, remodelling and expansion schemes to meet the ever-changing needs of retailers.

At Lakeside, Thurrock, we completed the remodelling, refurbishment and modernisation works on programme and on budget at the beginning of July 2004, with a highly favourable response from shoppers and retailers. These improvements have encouraged many retailers to refit their shops, with an increase in demand from retailers who do not have a presence in the centre and from existing retailers wishing to expand. As an example, an 18,600 sq.ft. extension to increase the size of the Next store to 63,000 sq.ft., has commenced and is due to be completed in time for the enlarged store to be trading before Christmas 2005. Importantly, this increase in retailer demand is being reflected in higher levels of rental value being obtained on new lettings. Also, Thurrock Council have resolved to grant planning consent to remodel and extend the Pavilion building to improve the catering in Lakeside by providing 42,000 sq.ft. of new restaurants, of which 72 per cent is under offer.

We opened the major extension to MetroCentre, Gateshead, providing a new department store for Debenhams, 28 new shop units, an 1100 space car park and a new bus station, on time, on budget and fully let at the beginning of October 2004. The project restored MetroCentre's position as Europe's largest covered shopping centre at 1.8 million sq.ft., adding significantly to the retail offer on both trading levels. The space has attracted an excellent selection of retailers including Debenhams, Zara, Hennes, River Island, French Connection, New Look and the first Bershka store in the UK. Generally retailers are reporting sales in excess of their initial budgets.

At Braehead, Renfrew, Glasgow, the Phase 2 development, comprising some 165 acres of land, is now gathering pace. We sold 11 acres for residential development in the first half year recording a substantial trading profit of £6 million. In October, the 460,000 sq.ft. construction of the Xscape Leisure scheme, a joint venture with Capital & Regional Plc, which will include an indoor ski-slope, cinema, bowling, restaurants, cafes and speciality retail, commenced on site. We are continuing to pursue other sales of land for more residential and business space.

At Eldon Square, Newcastle, planning consent has been granted for three separate projects to expand and renovate the centre, in total amounting to 468,000 sq.ft. of retail space including a new 175,000 sq.ft. department store, creating net additional retail space of 318,000 sq.ft. When all three projects have been implemented, Eldon Square will provide 1.25 million sq.ft. of space, ranking it amongst the UK's largest city-centre regional shopping centres.

In Watford, we have completed a preliminary agreement with Watford Borough Council with the intention that CSC will in due course develop a mixed-use scheme of up to 600,000 sq.ft. including the redevelopment of Charter Place, an older style 1970's shopping centre owned by the Council which adjoins our major regional shopping centre, The Harlequin, and other high street properties we already own. The Council continues to work on a planning brief for the area which is expected to be completed during the first half of 2005. The proposals when implemented will substantially enhance Watford as a destination in the regional retail hierarchy.

At The Victoria Centre, Nottingham, we have commenced construction of a 40,000 sq.ft. remodelling project creating an additional 31,600 sq.ft. of prime retail space from available indoor market space. Terms have been agreed to pre-let the whole of the new space of 40,000 sq.ft. In addition, further opportunities are being explored to add additional retail space subject to planning consent.

At The Glades, Bromley, where we recently purchased properties in the high street adjoining the main entrance to the shopping centre, plans to incorporate these properties to provide some 38,000 sq.ft. of new retail space have been finalised and a planning application has been submitted.

During 2004, we made two strategic acquisitions of sites adjoining The Potteries, Stoke-on-Trent, which will provide an opportunity for a proposed major extension to meet unsatisfied retailer demand in this 561,000 sq.ft. regional centre, where we have now obtained full 100 per cent ownership.

Progress on new projects

The development of the 510,000 sq.ft. Chapelfield shopping centre, Norwich, where CSC will become the owner on completion, continues to be progressed by Lend Lease Europe for completion in the Autumn of 2005. Anchored by House of Fraser, an excellent line up of retailers has been secured with Lend Lease reporting that they have let or instructed solicitors on 89 per cent of the space, representing 82 per cent of anticipated income. CSC's estimated cost for the centre, excluding the residential element, is around £260 million of which £219 million remains to be paid.

In Cardiff, the St David's Partnership, our joint venture with Land Securities Group PLC, continues to progress the detailed design of the proposed 850,000 sq.ft. retail-led mixed-use extension to the existing St David's shopping centre in the heart of the City. We have agreed terms with The John Lewis Partnership to occupy a new department store in the extended scheme which will rank on completion as one of the largest UK regional shopping centres.

Our joint venture with LaSalle Investment Management to expand and upgrade the Westgate shopping centre, Oxford continues to make progress. A master planning exercise has been finalised following an extensive period of consultation and this has been well received by the public, third parties and both the City and County Councils. The next step is to finalise discussions with interested parties on transport issues, which are being considered in the context of a wider joint initiative to regenerate a larger area, encompassing the entire western part of the City of Oxford. Our proposals for Oxford also include a department store for The John Lewis Partnership.

Capital & Counties

2004 has been a year of excellent performance for Capital & Counties, both in the UK and the USA. Buoyant investment market conditions coupled with active asset management have combined to deliver a very attractive total return on capital

employed within Capital & Counties and the revaluation surplus this year of £96 million increased property assets including development and trading properties to over £1 billion.

UK

Tenant interest in our Central London office properties, primarily located in the West End and Mid-Town, has markedly improved over the last 12 months and rental levels are showing signs of returning to a growth pattern. The performance of retail properties outside London, which rose in value by nearly 20 per cent, was substantially helped by active management, particularly of our retail parks. The valuers estimate the rental value of Capital & Counties' investment properties to be £6 million in excess of passing rents.

We took advantage of the strong investment market conditions in 2004 to sell four non-core office properties, in particular Imperial Place, Borehamwood, Hertfordshire, realising a total of £68 million, £11.5 million in excess of the market values at 31 December 2003.

Central London offices and retail
(£355 million market value)

Activity returned to the West End office letting market in 2004 with a noticeable improvement in demand and take-up. We have as a consequence been successful in letting vacant space in Kensington High Street, Regent Street and Piccadilly. In our core West End and Mid-Town office properties, space available to let currently represents 1.9 per cent by area of the total accommodation. A further 2.9 per cent is undergoing refurbishment. We continue the policy of upgrading common areas to reflect the increasing expectations of occupiers and to maximise achievable rents. Retail space remains fully occupied.

The scheme for the refurbishment and redevelopment of the Kings Reach complex was finalised in 2004 and a planning application will be made in February 2005. If consented the new scheme will provide 350,000 sq.ft. of new offices (a 40 per cent increase over the existing building) and 30,000 sq.ft. of new retail space. A start on

site could be made in 2007 and a pre-letting campaign is likely to commence during 2005.

Retail outside London
(£184 million market value)

The retail investments have performed outstandingly well in 2004. The benefits of our active approach were particularly evident at the retail warehouse parks at Stafford and Braintree where lease buy-backs have enabled strategic reletting to higher quality retailers together with evidence for increased rental value. Further opportunities continue to be realised to improve these assets in both physical and tenant-mix terms.

At Swansea, an extension of part of our holding on the prime pitch of Oxford Street was completed in order to provide larger retail units, all of which have been successfully let to a quality range of new tenants. We are now exploring other opportunities to increase the retail offer in Swansea's City Centre.

At Ilford in Essex we continue to work with the London Borough of Redbridge and Countryside Properties in progressing the 400,000 sq.ft. town centre regeneration scheme.

Business space outside London
(£170 million market value, including Capital Enterprise Centres)

As the group's retail focus has increased, offices outside London have become progressively non-core and we were pleased to make the substantial disposals referred to above in 2004.

Significant marketing effort at Capital Park, Cambridge during 2004 has resulted in the letting of all the remaining vacant office space. This 160,000 sq.ft. office park is now fully occupied and we are contemplating the development of a further 40,000 sq.ft. on the remaining undeveloped land. Encouragingly, in the case of our other recent development, Capital Court, Uxbridge, further lettings of 10,000 sq.ft. have been achieved, with interest in the majority of the 14,000 sq.ft. of offices remaining to be let.

Four Capital Enterprise Centres' locations with a total of 175,000 sq.ft. of business space are now open and trading successfully with construction of the fifth, in Milton Keynes, expected to commence in the first quarter of 2005. Occupier demand at Chelmsford has been exceptionally strong and terms are agreed for the purchase of additional land to extend the centre by 50 per cent to 55,000 sq.ft.

United States

2004 was also an excellent year for our US company, focussed on California. The Serramonte Center, our flagship regional shopping centre in Daly City, San Francisco, continues to trade strongly, with tenants' turnover increased in dollar terms by 7 per cent in 2004. For the first time, total property assets in the US exceed $500 million.

The sale of Ghirardelli Square in San Francisco raised $45 million in the first half year and produced an exceptional profit of $10 million. The $95 million refinancing of the Serramonte Center (reducing the interest rate from 6.9 to 4.8 per cent) raised $31 million of further funds. These transactions enabled the company to make acquisitions with a potentially attractive return profile. Plaza Escuela, a 154,000 sq.ft. open shopping centre in the affluent community of Walnut Creek, Contra Costa County, and a 75,000 sq.ft. medical office complex at Danville were acquired for $72.5 million and $20 million respectively. In addition, a 42 acre retail development site has been acquired at a nearby East Bay location, Antioch.

Economic and financial background and the UK property market

2004 was a year of relative stability in financial markets, with the exception of some commodity sectors such as oil where sizeable price rises generated some inflationary concerns. In equity markets, the FTSE-100 Index and the US Standard & Poors 500 Index rose by 7.5 per cent and 9 per cent respectively. While short term interest rates rose, with UK base rate increasing from 3.75 to 4.75 per cent and the US Fed Funds rate increasing from 1.0 to 2.25 per cent (increasing in 2005 to 2.5 per cent), longer term fixed interest markets were little affected, with the yield on the UK 10 year gilt declining from 4.8 to 4.5 per cent and the 10 year US treasury remaining virtually unchanged at 4.2 per cent. The US dollar declined against sterling from $1.78 to

$1.92, reflecting financial market concerns about the size of the US trade and budget deficits.

Although UK GDP growth in 2004 has been estimated at around 3 per cent, very much in line with its long run average of some forty years or more, the immediate outlook for consumer spending looks more challenging than over the last few years. We are reassured by the fact that prime regional shopping centres have historically demonstrated their resilience and stability when market conditions are more difficult.

2004 was another strong year for property returns in the UK with the IPD UK Monthly Index, the widely recognised benchmark for UK property performance, showing a total return of 19 per cent for the year, substantially outperforming UK equities and gilts. Over the last decade, according to the same index, UK property has produced a compound total return of 11.2 per cent, compared with equities which have produced 8.1 per cent.

Not surprisingly, the continued strong relative performance of property, its yield advantage and lower volatility have attracted increasing investor interest, resulting in valuation yields dropping sharply in 2004, as referred to above under Property Valuations. The All Property equivalent yield reduced from 7.65 per cent to 6.86 per cent, a substantial move for a single year and a major factor in the exceptional 2004 total return. Retail property continued to be the strongest performer of the property asset classes measured by IPD producing a total return of 21.6 per cent in 2004 compared with offices producing 13.9 per cent.

While direct property performed strongly in 2004, property shares performed even better with a 41 per cent rise in the FTSE 350 Real Estate Index, slightly exceeded by Liberty International as we recorded a 42 per cent increase with our share price rising from 683p to 971p.

Real Estate Investment Trusts ('REITS')

The relentless migration by participants in the UK property industry to offshore tax jurisdictions and indirect vehicles, not least in the face of the penal and counter-productive 4 per cent stamp duty levy on UK property transactions, is clearly

concentrating the mind of the UK Treasury on the need for a UK onshore tax-transparent property vehicle in line with other developed economies. Following last year's Treasury consultation paper, which received an unprecedented level of submissions, the indications are that a further Treasury pronouncement is likely in Spring 2005 which could lead to legislation in time for the 2006 tax year.

REIT investors worldwide have generally shown a strong preference for specialist companies rather than generalists. Regional shopping centres have been one of the asset classes which they have particularly favoured, with major REITS in the sector in several territories now trading at a significant premium to underlying net asset value. Liberty International would represent an attractive REIT. We therefore hope that the next round of Treasury proposals does not look to impose unnecessary regulations or tax barriers which would impede the successful evolution of an onshore REIT sector in the UK.

Chairmanship, Directorate and Management

During 2004, following the two retirements at the Annual General Meeting referred to in my statement last year, we were pleased to appoint as non-executive directors Lesley James, CBE, former human resources director of Tesco who now holds a number of non-executive appointments, and Rob Rowley, former finance director of Reuters and currently, amongst other appointments, senior independent non-executive director of Prudential PLC.

In 2005, we have made a further round of appointments. Kay Chaldecott and Richard Cable, respectively asset management director and development director of Capital Shopping Centres with 20 and 17 years experience with the group, have been appointed as executive directors of Liberty International.

As non-executive directors, we have appointed Sir Robert Finch, immediate past Lord Mayor of London and former head of the property department at leading City law firm, Linklaters, and Ian Henderson, CBE, former chief executive of the UK's largest property company, Land Securities Group PLC.

We look forward to all of the above making a substantial and valuable contribution to our affairs.

My intention remains to retire as Chairman at the end of June 2005 when I reach my 75th birthday but I look forward to continuing my association with the company, in which my family has a substantial 22 per cent shareholding, as the Board has invited me to accept the appointment of President for Life on my retirement and to act in an advisory capacity. We anticipate announcing my successor as Chairman in the second quarter of 2005, sufficiently far in advance of my retirement to ensure an orderly handover.

I would like to extend my thanks to the management team, my non-executive board colleagues and the entire staff of Liberty International for their exceptional efforts and commitment in such an active year when so much has been achieved to enhance the company's long-term prospects. Furthermore, I would like to thank our shareholders, advisers, bankers and other consultants for their continuing support.

Prospects

24 June 2005 marks Liberty International's 25th anniversary and I am gratified to have been involved from the very formation of the company on my 50th birthday in 1980.

The company has advanced from small beginnings into a major UK FTSE-100 company, with our ranking now in the top 75 companies. Over this period, we have developed a powerful market position in the UK regional shopping centre industry and have found that increasing size, far from representing a barrier, has generated a steady flow of attractive new opportunities to maintain the company's momentum.

We are determined to extend our track record of growth, by relentlessly pursuing, in our chosen property market sectors and within sound financial parameters, an expansion strategy which has three main elements:

- to increase net property income and thereby profits through appropriate rent reviews, lettings and active management

- to take advantage of market opportunities for acquisitions where these fit our overall strategy

- to successfully pursue our development programme to ensure the long-term growth profile of the business

While my impending retirement at the end of June on my 75th birthday means this represents my last annual Chairman's Statement, I can however assure shareholders that I am highly confident in Liberty International's exceptional long-term prospects given the quality of its people, its ongoing leadership, its irreplaceable physical assets and the exciting prospects and challenges of our chosen industry in which Liberty International is the prime player in the UK. It is also extremely gratifying that both the London and Johannesburg stock markets have reacted positively to the company's momentum by recording the highest overall yearly improvement of our share price since our incorporation in 1980.

Donald Gordon
Chairman
9 February 2005

FINANCIAL REVIEW

MEASUREMENT OF PERFORMANCE

The key performance measure used by Liberty International is total return, being the growth in net assets per share plus the annual dividend. Growth in net assets per share is primarily driven by investment property revaluations, and the dividend derives from the revenue results for the year.

REVENUE RESULTS

Profit on ordinary activities before taxation increased by 44 per cent to £158.3 million from £110.0 million. Removing the effect of exceptional items, **profit on ordinary activities before tax and exceptional items** increased by 11 per cent to £115.7 million from £104.2 million.

Operating profit including joint ventures, a key measure of underlying performance, increased by over 3.9 per cent to £245.2 million from £235.9 million. The growth in operating profit reflected both like-for-like rental growth of £7.0 million (2.9 per cent) and £1.8 million of rental income from net additions to investment properties. The contribution within operating profit from **property trading** was £9.9 million compared to £4.5 million for 2003, comprising both rental income from the trading properties and, in 2004, the profit from the sale of land at Braehead.

The group's **share of operating profit of joint ventures** reduced from £8.1 million to £7.7 million. These amounts principally comprise net rental income derived from the underlying property investments. The reduction is primarily due to the largest joint venture, at The Potteries, Stoke-on-Trent, ceasing to be accounted for as a joint venture during December 2004 following the acquisition of our partner's 50 per cent interest.

Investment and other income decreased to £8.9 million from £10.8 million. This item largely comprises the dividends received from the investments in Great Portland Estates, and from the New Star Property Unit Trust, both of which were disposed of during the period.

Exceptional items, material items which need to be disclosed by virtue of their size or incidence but are nevertheless included in the results for the period, have had a significant impact on the presentation and interpretation of the revenue results in recent years. Exceptional items are, by their nature, likely to be erratic and changes in the size and nature of exceptional items can complicate the direct comparison of one period with another.

In the year ended 31 December 2004 the group recorded exceptional profits before tax of £42.6 million, compared to net exceptional profits of £5.8 million for 2003.

Exceptional profits in 2004 arose primarily from the disposal of the group's investments in Great Portland Estates and the New Star Property Unit Trust, and from the sale of investment properties; Ghirardelli Square, San Francisco in the USA and Imperial Place, Borehamwood and other assets in the UK.

In 2003, the net exceptional profits arose primarily from financing and treasury activities and in 2004 we incurred exceptional costs of £3.4 million primarily relating to the repayment of the £550 million Lakeside loan.

Administrative expenses rose to £26.5 million from £24.8 million with a strong rise in Liberty International's share price in the year resulting in an abnormally large provision for national insurance in respect of unexercised share options of £1.2 million (2003 - £0.4 million).

Net interest payable decreased marginally to £129.5 million from £131.7 million, due to the relatively small change in net debt during the period and the protection provided, in a rising interest rate environment, from predominantly fixed rate finance. The reduction was largely the result of lower rate financings, both from the convertible debt issued in the second half of 2003 and the new loan secured on Lakeside during 2004 (see Debt Finance below).

Tax on profit on ordinary activities includes deferred tax of £8.6 million (2003 - £7.9 million) in respect of timing differences arising from capital allowances. FRS 19 "Deferred Taxation" requires a provision because there is a remote possibility that these allowances could become repayable if the properties are sold. Providing for this deferred tax obscures the benefit from capital allowances that reduce actual tax paid without any real risk of a subsequent reversal, as this is entirely within the control of the seller. As a result, it has become common practice in the property industry to disclose both earnings per share and net assets per share after adjustment to eliminate the effect of deferred tax in respect of capital allowances.

The **tax charge** before exceptional items and before deferred tax on capital allowances amounted to 20.5 per cent (2003 – 19.1 per cent). This represents the underlying tax payable on recurring revenue profits. The low tax charge reflects untaxed dividend income, capital allowances and the favourable impact of prior year items. The group's

reported tax charge, which includes deferred tax in respect of capital allowances, reduced to 21.3 per cent overall (2003 - 26.7 per cent) with the reduction attributable to the low level of tax on exceptional items.

The annual **dividend per share** increased by 6 per cent to 26.5p per share in line with our policy of distributing substantially all of the group's recurring net income.

Earnings per share before exceptional items (adjusted), sometimes referred to as "headline earnings", increased by 5.7 per cent to 29.02p. **Basic earnings per share** increased 49.8 per cent to 39.32p, reflecting the exceptional profits discussed above.

BALANCE SHEET

Investment properties, including holdings through joint ventures, increased to £5,341 million from £4,768 million in 2003. Notional acquisition costs amounting to £170 million (2003 - £156 million) were deducted by our valuers in arriving at the valuations of completed investment properties. Further costs of £92 million (2003 - £70 million) were not deducted due to relief from Stamp Duty Land Tax dependent on the location of certain properties. The table below summarises the movements during the period:

	£'m
Investment properties at 31 December 2003	4,768
Additions	321
Disposals	(78)
Foreign exchange and other movements	(13)
Valuation surplus	343
Investment properties at 31 December 2004	5,341

Additions amounted to £321 million and were largely financed by sales of investment properties and the disposal of the investment in Great Portland Estates and the holding in the New Star Property Unit Trust raising approximately £285 million. The details of the additions and disposals are discussed in the Chairman's Statement.

Investments at 31 December 2004 reduced to zero as a result of the above sales.

Cash and near cash investments increased to £438 million from £197 million largely as a result of increased drawings under long-term bank facilities arranged during the period, reflected in an increase in total debt (including the group's share of joint venture's debt) from £2,118 million to £2,362 million at 31 December 2004. Aggregate net debt (including the group's share of joint ventures' net debt), only increased marginally to £1,923 million (2003 - £1,917 million).

Shareholders' funds increased to £3,244 million from £2,859 million (restated for the revised treatment of Investment in Own Shares – see note 1), reflecting the valuation surplus of £343 million on investment properties and joint ventures and the £40.6 million of retained profits which include the profits realised during the period from disposals of investment properties and investments.

Net assets per share (diluted, adjusted) increased to 1017p from 906p, driven by the valuation surplus on investment properties arising during the year.

FINANCIAL MANAGEMENT

Debt Finance

The group's predominant source of debt finance in recent years has been long-term non-recourse asset-specific bank financings. Initially these took the form of secured bank loans as, compared to bond market securitisation, this simple structure retained the degree of flexibility required for the active management of the properties. In recent years, innovative structures have been developed to access the commercial mortgage-backed securities (CMBS) market such that Liberty International has been able to gain the advantage of capital markets pricing while retaining the flexibility of a bank loan.

In August 2004 the group put in place a new £650 million 7 year term and revolving credit facility to replace the £550 million facility secured on Lakeside. The £550 million term element was refinanced by the lender through the issue of floating-rate mortgage-backed securities for an equivalent term. The benefits to the group from accessing the strong demand for highly rated paper in this manner translate into an interest saving of around £2 million per annum.

Since the year end, a similar financing structure has been utilised in order to refinance the £536 million term loan secured on MetroCentre and Braehead, with a new £600 million term loan secured on MetroCentre alone. While the re-arrangement entailed the cancellation of a £180 million undrawn revolving credit facility under the original facility, Braehead has now been released from charge and is therefore available to support suitable replacement finance when required. The new loan was refinanced through the CMBS market with Liberty International investing in £68 million of the highest coupon bonds reducing the overall cost of finance at a time when the group has substantial surplus cash. These bonds may be sold to raise additional finance if required. The MetroCentre refinancing will generate a further saving of around £4 million per annum.

In addition, during 2004, the acquisition of our partner's 50 per cent interest in The Potteries, Stoke-on-Trent, joint venture entailed the assumption of their £67 million share of the debt secured on the property and this loan was increased by a further £46 million just before the year end. In the USA a $95 million seven year non-recourse facility secured on the Serramonte Shopping Center replaced the existing $64 million loan and achieved a reduction in interest rate from 6.9 per cent to 4.8 per cent.

Financial Ratios

The group's main internal constraints are that, at currently prevailing property yields and interest rates, interest cover should be maintained at a level in excess of 1.6 times and debt to assets at less than 50 per cent. At 31 December 2004, interest cover had increased to 1.9 times from 1.8 times and the ratio of net debt to assets reduced to 36 per cent from 39 per cent.

Maturity and Interest Rate Profile of Debt

The group's policy is to eliminate substantially all exposure to interest rate fluctuations in order to reduce the variability of long-term cash flows. Additional interest rate swaps were entered into during the period in order to ensure that the exposure to expenditure on the committed development programme is sufficiently covered. Over the next 5 years substantially all interest payments are at fixed rates reducing to around 50 per cent after 10 years. The weighted average maturity of debt is 9 years and the weighted average lease maturity 10 years.

The weighted average interest rate payable on group debt at 31 December 2004 was 6.5 per cent (6.1 per cent excluding the £230 million first mortgage debenture stocks issued in a different interest rate environment between 1987 and 1991).

Contingent Taxation

In accordance with FRS 19 "Deferred Tax", the group only provides for deferred taxation on timing differences other than those arising in respect of valuation surpluses on investment properties held for the long-term. The potential amount of taxation which would have been payable if all valuation surpluses had been realised at the balance sheet date amounted to £505 million, equivalent to 143p per share (2003 - £439 million, 125p per share). This amount represents the maximum potential tax payable, being undiscounted and taking no account of savings that may be available depending on how sales are structured. In addition, if the group retained all the capital allowances on sales, which is within the control of the seller, the deferred taxation provision in respect of capital allowances of £76 million would be released, and further capital allowances of £13 million would be available to reduce the amount of tax payable on sale.

Fair Value of Debt and Financial Instruments

The fair value of debt and financial instruments, excluding convertible debt, exceeded the balance sheet value by £246 million at 31 December 2004, equivalent to 49p after credit for tax relief (2003 - £191 million, 38p per share after credit for tax relief). While short-term interest rates rose over the period with UK base rate rising from 3.75 per cent to 4.75 per cent, longer term interest rates initially rose in the first half of the year and then fell in the second half. The 10 year interest rate swap, which represents a suitable benchmark, initially increased from 5.05 per cent to 5.45 per cent at the half year but fell to 4.86 per cent by the year end.

Foreign Exchange

The group's net exposure to US dollars of approximately $50 million at the start of the year was fully hedged during the first quarter of 2004 approximately at the preceding year's closing rate. The exceptional performance of the US assets has contributed to an increase in US dollar net assets and, despite having hedged the half year valuation surplus during the period at a level of $1.80, around $20 million of net investment was unhedged at 31 December 2004 when the closing rate was $1.92. Hedging

transactions since the year end, at rates below the year end rate, have eliminated this exposure.

Accounting Issues

International Financial Reporting Standards ('IFRS') have become mandatory for future reports for all listed companies within the European Union. The group will prepare the financial statements for 2005 in compliance with IFRS. The process of evaluating the impact of the changes and preparing for the new regime is continuing.

Implementation may have a significant impact on the presentation of the group's results. However the changes in accounting standards will have no impact on cash flows or the commercial operation of the business. The principal differences between IFRS and current UK standards which affect the group are:

Profit and Loss

- Under current UK GAAP the profit and loss account generally contains only items which have either been realised in cash or are expected to be realised in cash within a short period. Under IFRS, market value adjustments and other estimates which bear less of a direct relationship to the underlying cash flow are included in the profit and loss account.

- Movements in fair value of investment properties are recognised in the profit and loss account, and not in the revaluation reserve, together with full provision for deferred tax on the valuation movements.

- Movements in fair value of derivative instruments which are not accounted for as hedging instruments are recognised in the profit and loss account and not by way of a note. (The group does not intend to apply hedge accounting for interest rate swaps).

- Lease incentives are spread over the life of the lease rather than the period to the first rent review.

- Some rentals will be re-classified as finance income or expense where a lease is categorised as a finance lease with a corresponding adjustment to the presentation of property assets and loans.

- Additional finance charge in respect of convertible debt to reflect "true" cost of bond element.

Balance Sheet and Net Assets

- Provision for tax on all differences between tax and accounting values, including revaluation surpluses.

- Derivative financial instruments carried on balance sheet at fair value. Fair value of other financial instruments only disclosed in notes.

- Equity element of convertible debt re-classified to reserves.

- No provision made for proposed dividends.

The group will report under IFRS for the first time when we announce the interim results for the period to 30 June 2005. We expect to publish a restated 2004 profit and loss account and balance sheet at some point prior to the 2005 interim results so that all interested parties will have time to absorb and interpret the scope of the changes brought about by the transition to IFRS.

Aidan Smith
Finance Director
9 February 2005

CONSOLIDATED PROFIT AND LOSS ACCOUNT
For the year ended 31 December 2004

	Notes	2004 Unaudited £'m	2003 Audited £'m
Turnover, including share of joint ventures		**393.0**	371.2
Less: Share of joint ventures	6	**(8.0)**	(9.1)
Group turnover	2	**385.0**	362.1
Property investment income:			
Rents receivable		**297.0**	290.3
Service charge and other income		**59.1**	55.6
		356.1	345.9
Rents payable		**(30.3)**	(30.3)
Property outgoings		**(80.6)**	(78.3)
Net property investment income		**245.2**	237.3
Property trading		**9.9**	4.5
Investment and other income		**8.9**	10.8
		264.0	252.6
Administrative expenses		**(26.5)**	(24.8)
Group operating profit	2	**237.5**	227.8
Share of operating profit of joint ventures	6	**7.7**	8.1
Operating profit including joint ventures		**245.2**	235.9
Exceptional profit on disposal of fixed assets and subsidiaries	3	**46.0**	1.0
Profit before interest and taxation		**291.2**	236.9
Net interest - recurring	4	**(129.5)**	(131.7)
Net interest - exceptional	4	**(3.4)**	4.8
Profit on ordinary activities before taxation		**158.3**	110.0
Taxation on profit on exceptional items		**(1.4)**	(1.6)
Deferred taxation in respect of capital allowances	13	**(8.6)**	(7.9)
Other taxation on profit on ordinary activities		**(23.7)**	(19.9)
Profit on ordinary activities after taxation		**124.6**	80.6
Ordinary dividends – paid and proposed		**(84.0)**	(77.7)
Transfer to retained profit		**40.6**	2.9
Dividends per ordinary share		**26.50p**	25.00p
Earnings per share before exceptional items (adjusted)	13	**29.02p**	27.45p
Earnings per share (basic)	13	**39.32p**	26.25p
Earnings per share (diluted)	13	**37.96p**	25.79p

CONSOLIDATED BALANCE SHEET
As at 31 December 2004

	Notes	As at 31 December 2004 Unaudited £'m	As at 31 December 2003 Restated* £'m
Fixed assets:			
UK shopping centres		**4,362.9**	3,760.3
Other retail investment properties		**537.6**	445.5
Other investment properties		**412.4**	419.4
	5	**5,312.9**	4,625.2
Investment in joint ventures:			
Share of properties	6	**28.4**	143.2
Share of other assets	6	**0.4**	4.8
Share of gross liabilities	6	**(8.5)**	(73.9)
		20.3	74.1
Other tangible assets		**1.0**	0.7
Investments	7	**-**	161.2
		5,334.2	4,861.2
Current assets:			
Trading properties	8	**91.7**	75.0
Debtors		**87.4**	68.2
Cash and near cash investments		**438.4**	197.3
		617.5	340.5
Creditors: amounts falling due within one year	9	**(266.8)**	(220.8)
Net current assets		**350.7**	119.7
Total assets less current liabilities		**5,684.9**	4,980.9
Creditors: amounts falling due after more than one year	10	**(2,345.0)**	(2,037.7)
Provisions for liabilities and charges	12	**(95.9)**	(83.8)
Net assets		**3,244.0**	2,859.4
Capital and reserves:			
Called up ordinary share capital and reserves		**3,244.0**	2,859.4
Net assets per share (basic)	13	**1023p**	903p
Net assets per share (diluted)	13	**996p**	887p
Net assets per share (basic, adjusted)	13	**1047p**	924p
Net assets per share (diluted, adjusted)	13	**1017p**	906p

*Restated for the effect of change in accounting policy in respect of shares held by an ESOP trust (see note 1)

STATEMENT OF GROUP TOTAL RECOGNISED GAINS AND LOSSES AND RECONCILIATION OF RESERVES

	Year ended 31 December 2004 Unaudited £'m	Year ended 31 December 2003 Audited £'m
Statement of group total recognised gains and losses		
Profit for the financial year	**124.6**	80.6
Increase in valuation of investment properties	**337.6**	143.4
Group's share of increase in valuation of investment properties of joint ventures	**5.6**	5.2
Unrealised surplus on other fixed asset investments	**-**	9.0
Current tax relating to realisation of gains recognised in prior periods	**(0.7)**	(0.4)
Exchange adjustments offset in reserves and other movements	**(1.5)**	(0.6)
Total recognised gains and losses for the financial year	**465.6**	237.2

Reconciliation of movements in group shareholders' funds	Year ended 31 December 2004 Unaudited	Year ended 31 December 2003 Restated
Opening shareholders' funds as previously stated	**2,886.2**	2,683.5
Prior year adjustment (note 1)	**(26.8)**	(28.4)
Opening shareholders' funds (restated)	**2,859.4**	2.655.1
Total recognised gains and losses for the financial year	**465.6**	237.2
Dividends	**(84.0)**	(77.7)
Bond conversions	**0.1**	44.7
Issue of shares, including by ESOP	**4.1**	5.7
Purchase of shares, including by ESOP	**(1.2)**	(5.6)
Closing shareholders' funds	**3,244.0**	2,859.4

CONSOLIDATED STATEMENT OF GROUP CASH FLOWS

	Year ended 31 December 2004 Unaudited £'m	Year ended 31 December 2003 Audited £'m
Net cash inflow from operating activities	**219.8**	242.9
Returns on investments and servicing of finance	**(123.7)**	(114.7)
Taxation paid	**(18.3)**	(24.2)
Capital expenditure and financial investment	**137.8**	(106.8)

Acquisitions and disposals	**(45.5)**	2.8
Equity dividends paid	**(81.1)**	(74.1)
Cash inflow/(outflow) before use of liquid resources and financing	**89.0**	(74.1)
Management of liquid resources	**(292.0)**	4.8
Financing*	**152.6**	198.7
(Decrease)/increase in cash during the year	**(50.4)**	129.4

*** Analysis of financing cash flows**

Borrowings drawn and bonds issued	**640.7**	349.5
Borrowings repaid and bonds cancelled	**(490.0)**	(149.3)
Payments to acquire own shares	**(0.6)**	(1.5)
Other financing cash flows	**2.5**	-
	152.6	198.7

Reconciliation of net cash flow to movement in net debt

(Decrease)/increase in cash during the year	**(50.4)**	129.4
Net cash (inflow) from increase in debt	**(150.7)**	(208.2)
Debt acquired with acquisitions	**(132.2)**	-
Debt acquired with property purchases	**(22.6)**	-
Non-cash change in net debt in respect of bond conversions	**-**	44.7
Other non-cash change in net debt	**(0.4)**	10.4
Cash (inflow) from decrease in liquid resources	**291.5**	(4.0)
Movement in net debt during the year	**(64.8)**	(27.7)
Net debt at 1 January	**(1,851.0)**	(1,823.3)
Net debt at 31 December	**(1,915.8)**	(1,851.0)

NOTES TO THE ACCOUNTS

1. Basis of preparation

The financial information for 2004 is unaudited and does not constitute statutory accounts within the meaning of s240 of the Companies Act 1985. The accounts for the year ended 31 December 2004, on which the auditors will report, will be posted in February and will be laid before the Members at the forthcoming Annual General Meeting in March 2005.

The financial information is prepared in accordance with applicable accounting standards in the United Kingdom under the historical cost convention as modified by the revaluation of properties and investments (see note 5). Other than in respect of the adoption of Urgent Issues Task Force abstract 38 "Accounting for ESOP trusts" (UITF38), the accounting policies set out on pages 64 and 65 of the 2003 Annual Report, dated 11 February 2004, have been used in the preparation of this financial information.

Change of accounting policy

In accordance with UITF38 which became effective for accounting periods ending on or after 22 June 2004, consideration paid by the ESOP trust for the company's own shares is deducted in arriving at shareholders' funds. Consideration paid or received for the purchase or sale of the company's own shares by the ESOP trust is shown as a separate movement in the reconciliation of movements in shareholders' funds. The shares held by the ESOP trust are treated as if they were cancelled for the purposes of calculating earnings and net assets per share. Previously all shares held by the ESOP trust were carried as an investment, at cost less amounts written off in respect of allocations to employees. Where appropriate, previously reported figures have been restated to show the financial effect of this change in accounting policy.

2. Segmental information

Group turnover

	Year ended 31 December 2004 Unaudited £'m	Year ended 31 December 2003 Audited £'m
Property investment:		
UK shopping centres	**267.6**	259.1
Commercial properties:		
United Kingdom	**65.5**	62.8
United States	**23.0**	24.0
Property trading	**19.1**	5.4
Investment and other income	**9.8**	10.8
	385.0	362.1
Geographical analysis:		
United Kingdom	**359.9**	335.3
United States	**25.1**	26.8
	385.0	362.1

Group operating profit

	Year ended 31 December 2004 Unaudited £'m	Year ended 31 December 2003 Audited £'m
Property investment:		
UK shopping centres	**181.2**	175.9
Commercial properties:		
United Kingdom	**50.0**	47.2
United States	**14.0**	14.2
	245.2	237.3
Property trading	**9.9**	4.5
Investment and other income	**8.9**	10.8
	264.0	252.6
Administrative expenses	**(26.5)**	(24.8)
	237.5	227.8
Geographical analysis:		
United Kingdom	**222.6**	213.3
United States	**14.9**	14.5

	237.5	227.8

3. Exceptional profit on disposal of fixed assets and subsidiaries

	Year ended 31 December 2004 Unaudited £'m	Year ended 31 December 2003 Audited £'m
Profits arising on disposal of investment properties	17.0	0.2
Profit arising on disposal of fixed asset investments	29.0	0.8
	46.0	1.0

4. Net interest

(a) Net interest - recurring

	Year ended 31 December 2004 Unaudited £'m	Year ended 31 December 2003 Audited £'m
Interest payable	(141.2)	(134.3)
Interest capitalised on developments	4.4	3.2
Interest receivable	10.3	2.4
Group net interest payable	(126.5)	(128.7)
Share of interest payable by joint ventures	(3.0)	(3.0)
	(129.5)	(131.7)

(b) Net interest - exceptional

	Year ended 31 December 2004 Unaudited £'m	Year ended 31 December 2003 Audited £'m
Issue costs written off on redemption of loans	(3.3)	-
Repurchase of CSC unsecured bonds	(0.1)	0.2
Repurchase of Liberty International convertible bonds	-	(7.3)
Early termination of interest rate hedging contracts	-	11.9
	(3.4)	4.8

5. Investment properties

	UK shopping centres £'m	Other Commercial properties £'m	Total £'m
Completed properties at external valuation:			
At 31 December 2003 (audited)	3,655.7	854.7	4,510.4
Additions, including transfers from joint ventures	324.3	60.2	384.5

Disposals	(3.0)	(74.9)	(77.9)
Foreign exchange fluctuations	-	(13.0)	(13.0)
Reclassification – completed developments	91.6	16.8	108.4
Reclassification – trading properties	-	2.7	2.7
Surplus on valuation	241.6	96.0	337.6
At 31 December 2004 (unaudited)	**4,310.2**	**942.5**	**5,252.7**
Properties under development at cost:			
At 31 December 2003 (audited) (including £3.9 million capitalised interest)	104.6	10.2	114.8
Additions	39.7	14.1	53.8
Reclassification – completed developments	(91.6)	(16.8)	(108.4)
At 31 December 2004 (unaudited) (including £nil million capitalised interest)	**52.7**	**7.5**	**60.2**
Investment properties			
At 31 December 2004 (unaudited)	**4,362.9**	**950.0**	**5,312.9**
At 31 December 2003 (audited)	3,760.3	864.9	4,625.2

	As at 31 December 2004 Unaudited £'m	As at 31 December 2003 Audited £'m
Geographical analysis:		
United Kingdom	**5,074.1**	4,433.1
United States	**238.8**	192.1
	5,312.9	4,625.2

Investment properties held through joint ventures are disclosed in note 6.

The group's interests in completed investment properties, including those held through joint ventures, were valued as at 31 December 2004 by external valuers in accordance with the RICS Appraisal and Valuation Standards, on the basis of Market Value. Market Value represents the figure that would appear in a hypothetical contract of sale between a willing buyer and a willing seller.

Regional shopping centres in the UK were valued by either DTZ Debenham Tie Leung, Chartered Surveyors, or CB Richard Ellis Ltd. Other commercial properties in the UK were valued by either Knight Frank LLP, Chartered Surveyors or CB Richard Ellis Ltd (31 December 2003- Matthews and Goodman, Chartered Surveyors or CB Richard Ellis Ltd). In the United States properties were valued by Cushman & Wakefield of California, Inc. (31 December 2003 – Jones Lang LaSalle).

6. Joint ventures

(a) Reconciliation of group share of net assets of joint ventures	**£'m**
At 31 December 2003 (audited)	74.1
Group share of total recognised gains and losses of joint ventures (see below)	8.8
Capital additions	3.9
Distributions received from joint ventures	(3.3)
Transfer on termination of Potteries joint venture	(63.2)
At 31 December 2004 (unaudited)	**20.3**

(b) Summarised financial statements of joint ventures	**Liberty International share**	
	2004 Unaudited £'m	2003 Audited £'m
Summarised profit and loss accounts		
Gross rental income	**8.0**	9.1

Net property investment income	**7.7**	8.1
Net interest payable	**(3.0)**	(3.0)
Taxation	**(0.4)**	(0.3)
Profit after taxation	**4.3**	4.8
Summarised statements of total recognised gains and losses		
Profit for the financial year	**4.3**	4.8
Increase in valuation of investment properties	**5.6**	5.2
Foreign exchange and other movements	**(1.1)**	(1.8)
Total recognised gains and losses for the financial year	**8.8**	8.2
Summarised balance sheets		
Investment properties at valuation	**9.1**	132.6
Development properties	**19.3**	10.1
Trading properties	**-**	0.5
Total properties	**28.4**	143.2
Other current assets	**0.4**	4.8
Gross assets	**28.8**	148.0
Current liabilities	**(1.2)**	(4.6)
Debt falling due after more than one year	**(7.3)**	(69.3)
Gross liabilities	**(8.5)**	(73.9)
Net assets	**20.3**	74.1

7. Investments

	As at 31 December 2004 Unaudited £'m	As at 31 December 2003 Restated £'m
Investments as previously stated		185.8
Change in accounting policy (see note 1)		
Investments - own shares		(24.6)
Investments - listed property shares and units at market value	**-**	161.2

8. Trading properties

The estimated replacement cost of trading properties based on market value amounted to £93.7 million (31 December 2003 - £79.1 million).

9. Creditors: amounts falling due within one year

	As at 31 December 2004 Unaudited £'m	As at 31 December 2003 Restated £'m
Bank loans and overdrafts (note 11)	**9.2**	11.2
Trade and other creditors	**134.6**	106.1

Accruals and deferred income	**78.3**	61.7
Dividends payable	**44.7**	41.8
	266.8	220.8

10. Creditors: amounts falling due after more than one year

	As at 31 December 2004 Unaudited £'m	As at 31 December 2003 Audited £'m
Secured		
Bank loan due 2015 – non-recourse	**526.5**	531.5
Bank loans due 2014 – non-recourse	**386.0**	208.5
Bank loan due 2011 – non-recourse	**548.7**	440.8
Bank loan due 2007 – non-recourse	**40.0**	39.8
	1,501.2	1,220.6
Debentures 2021 and 2027	**230.0**	230.0
Bank loan due 2016	**172.5**	172.5
Other fixed rate loans	**110.1**	79.8
	2,013.8	1,702.9
Unsecured		
CSC bonds 2013	**31.7**	31.7
CSC bonds 2009	**64.1**	68.6
	2,109.6	1,803.2
3.95% convertible bonds due 2010	**235.4**	233.9
Total debt: amounts falling due after more than one year (note 11)	**2,345.0**	2,037.1
Other creditors	**-**	0.6
	2,345.0	2,037.7

11. Debt

(a) Analysis of net debt

	As at 31 December 2004 Unaudited £'m	As at 31 December 2003 Audited £'m
Debt due within one year (note 9)	**9.2**	11.2
Debt due after more than one year (note 10)	**2,345.0**	2,037.1
Gross debt	**2,354.2**	2,048.3
Group share of debt of joint ventures (note 6)	**7.3**	69.3
Gross debt including share of joint ventures	**2,361.5**	2,117.6
Cash and near cash investments - group	**(438.4)**	(197.3)
Cash and near cash investments - joint ventures	**(0.4)**	(3.5)
Net debt (including group share of net debt of joint ventures)	**1,922.7**	1,916.8
Secured	**2,030.3**	1,783.4
Unsecured	**331.2**	334.2

Cash and near cash investments	**(438.8)**	(200.8)
	1,922.7	1,916.8

(b) Fair value of financial instruments

	As at 31 December 2004		As at 31 December 2003	
	Balance sheet value Unaudited £'m	**Fair value Unaudited £'m**	Balance sheet value Audited £'m	Fair value Audited £'m
Debentures and other fixed rate loans				
Sterling				
C&C 9.875% debenture 2027	**150.0**	**217.0**	150.0	206.7
C&C 11.25% debenture 2021	**80.0**	**119.9**	80.0	118.4
CSC 6.875% unsecured bonds 2013	**31.7**	**33.0**	31.7	33.3
CSC 5.75% unsecured bonds 2009	**64.1**	**63.8**	68.6	69.0
US Dollars				
Fixed rate loans	**111.8**	**117.4**	81.1	85.7
	437.6	**551.1**	411.4	513.1
Bank loans (floating rate)				
- group	**1,681.2**	**1,681.2**	1,403.0	1,403.0
- share of joint ventures	**7.3**	**7.3**	69.3	69.3
	2,126.1	**2,239.6**	1,883.7	1,985.4
Hedging instruments	**-**	**132.3**	–	89.6
	2,126.1	**2,371.9**	1,883.7	2,075.0
Convertible debt	**235.4**	**293.0**	233.9	230.9

The adjustment in respect of the above, after credit for tax relief, to the diluted net assets per share would amount to 49p per share (31 December 2003 – 38p).

All other financial assets and liabilities are included in the balance sheet at fair values.

12. Provisions for liabilities and charges

	Deferred taxation £'m	Other £'m	Total £'m
At 31 December 2003 (audited)	70.9	12.9	83.8
Net charge for the year	9.6	-	9.6
Other movements	(1.2)	3.7	2.5
At 31 December 2004 (unaudited)	**79.3**	**16.6**	**95.9**

Contingent taxation

If deferred taxation were to be provided in respect of all revaluation surpluses including joint ventures, a provision of £505.0 million (2003 – £438.6 million) would be required, assuming investment properties were disposed of at 31 December 2004 at their carrying value. This amount represents the maximum potential tax payable, being undiscounted and taking no account of savings that may be available depending on how sales are structured. In addition, if the group retained all the capital allowances on sales, which is within the control of the seller, the deferred taxation provision in respect of capital allowances of £76 million would be released, and further capital allowances of £13 million would be available to reduce the amount of tax payable on sale.

13. Per share details

(a) Number of shares used in the calculation of:

	31 December 2004 Unaudited millions	31 December 2003 Audited millions
(i) Earnings per share		
Weighted average shares in issue	**321.7**	312.5
Weighted average shares held by ESOP	**(4.7)**	(5.6)
Weighted average shares (basic)	**317.0**	306.9
Weighted average ordinary shares to be issued on conversion of bonds and under employee incentive arrangements	**31.9**	19.2
Weighted average shares (diluted)	**348.9**	326.1
(ii) Net assets per share		
Basic, as previously stated		321.8
Held by ESOP (note 1)		(5.2)
Basic	**317.3**	316.6
To be issued on conversion of bonds	**30.0**	30.0
To be issued under employee incentive arrangements	**4.8**	5.1
Diluted	**352.1**	351.7

(b) Earnings used in the calculation of earnings per share

Earnings per share before exceptional items (adjusted) excludes the deferred tax charge in respect of capital allowances, which are not expected to reverse.

	31 December 2004 Unaudited £'m	31 December 2003 Audited £'m
Earnings used for calculation of basic earnings per share	**124.6**	80.6
Less exceptional items, net of tax	**(41.2)**	(4.2)
Add back deferred tax in respect of capital allowances	**8.6**	7.9
Earnings used for calculation of earnings per share before exceptional items (adjusted)	**92.0**	84.3
Earnings used for calculation of basic earnings per share	**124.6**	80.6
Effect of dilution from conversion of bonds	**7.8**	3.5
Earnings used for calculation of diluted earnings per share	**132.4**	84.1

(c) Net assets per share

Net assets per share (adjusted) excludes the provision for deferred tax in respect of capital allowances which are not expected to reverse.

	31 December 2004 Unaudited £'m	31 December 2003 Restated £'m
Basic net asset value as previously stated		2,886.2
Change of accounting policy (note 1)		(26.8)
Basic net asset value (restated)	**3,244.0**	2,859.4

Add back deferred tax in respect of capital allowances	76.2	67.1
Adjusted net asset value	3,320.2	2,926.5
On conversion of bonds	235.4	233.9
On exercise of options	26.9	26.2
Diluted, adjusted net asset value	3,582.5	3,186.6

(d) Other share information

(i) Convertible bonds	In issue 31 December 2004 £'m	Conversion price	Callable from
3.95% convertible bonds 2010	240.0	800p	14 October 2008

The convertible bonds may be redeemed at par on 30 September 2007 at the option of the bondholders.

(ii) Movement in ordinary share capital	Number millions
At 31 December 2003 (audited)	321.8
Market repurchases	(0.1)
At 31 December 2004 (unaudited)	**321.7**
Of which, held by ESOP trust and treated as cancelled:	4.4

ANALYSIS OF 2004 NET PROPERTY INVESTMENT INCOME

	Total	Shopping Centres	Other Commercial	
			UK	USA
	£m	£m	£m	£m
Like for like growth	**7.0**	**4.1**	**2.5**	**0.4**
Like for like growth %	2.9%	2.3%	5.8%	3.0%
Year ended 31 December 2003	237.3	175.9	47.2	14.2
Joint ventures	8.1	6.5	-	1.6
Group net property investment income 2003	245.4	182.4	47.2	15.8
Foreign Exchange	(1.3)	-	-	(1.3)
Sold properties, including to joint ventures	(5.6)	(0.3)	(4.0)	(1.3)
Adjusted to 31 December 2003	**238.5**	**182.1**	**43.2**	**13.2**
Like for like growth	**7.0**	**4.1**	**2.5**	**0.4**
Adjusted to 31 December 2004	**245.5**	**186.2**	**45.7**	**13.6**
Sold properties	4.5	-	3.9	0.6
Developments, major capex and acquisitions	2.9	1.8	0.4	0.7
Year ended 31 December 2004	252.9	188.0	50.0	14.9
Less: held through joint ventures	(7.7)	(6.8)	-	(0.9)

Group net property investment income 2004	245.2	181.2	50.0	14.0

GLOSSARY

Annual net rent total annual rent in payment at 31 December 2004 after deduction of ground rents.

Annual gross ERV or Market rent Estimated Rental Value, effectively the current annual market rent of all lettable space

Annual net ERV ERV, as above, net of deduction of expected ground rent

Passing rent annual rent currently payable under the terms of a lease. Excludes the rental value of vacant space and adjustments in respect of rent free periods and incentives

Reversion the difference between ERV and passing rent.

Ground rent rent payable to superior Landlords of leased properties

Turnover lease annual rent is partly or wholly linked to annual sales

Turnover rent rent payable under a turnover lease, normally comprising minimum or base rent and excess turnover rent

Option to break provision in lease allowing either tenant or landlord or both to surrender or take back a lease at a given time

Base rent agreed minimum annual rent for turnover leases

Rent review a lease provision for the annual rent to be reset at agreed intervals, normally every 5 years

Equivalent yield the yield assuming all future reversions are reviewed to discounted estimated rental value, assuming rent receivable annually in arrears

True equivalent yield leases generally provide for rent to be paid quarterly in advance. True equivalent yield reflects the value attributable to this advance receipt of income